PHILOSOPHY

Thornburg Investment Management began managing equity portfolios in 1990 using a value approach to investing. In 1995, we first offered our equity investment management products and services to investors. We invest a focused portfolio of equities only when and where we perceive compelling value at market prices. Our comprehensive approach to value seeks value from traditional, basic value stocks, "consistent growers," and "emerging franchises." We seek to mitigate or reduce risk by consistently adhering to independent and disciplined investment strategies. These strategies, over time, have proven to be less volatile than those followed by many other investment managers.

FUND HIGHLIGHTS

INDEX COMPARISON

Compares performance of Thornburg Value Fund Class A and Class C shares and the Standard & Poor's 500 Index for the period October 1, 1995 to September 30, 2000. Past performance of the Index and the Fund may not be indicative of future performance.

$10,000 Investment in the Thornburg Value Fund and the S&P 500

for the period Oct. 2, 1995 to Sept. 30, 2000



$35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
A Shares at POP $30,915
C Shares at NAV $31,050
S&P 500 Index† $26,130
Oct. 95
Apr 98
Sep 00

Past performance is no guarantees of future results.

INVESTMENT CATEGORY BREAKOUT



EMERGING FRANCHISES
SPECIAL SITUATIONS
2%
27%
BASIC VALUE
41%
30%
CONSISTENT GROWERS

TOP INDUSTRY SECTORS COMPARISON

9.30.2000		9.30.1999	
Technology	16.9%	Technology	20.2%
Investment Mgt. and Brokerage	15.7%	Telecommunications Equipment.	15.7%
Energy	13.6%	Investment Mgt. and Brokerage	8.8%
Healthcare Services and Prod.	10.8%	Healthcare Services and Prod.	8.2%
Banks	10.0%	Energy	8.0%

*Sector percentages can and do vary over time.

Portfolio attributes, share price, yield and returns will vary and you may have a gain or a loss when you sell shares. Total return figures for the Public Offering Price (POP) include subtraction of maximum sales charge of 4.50% for the A shares. Shares in the fund involve investment risks, including possible loss of principal. They are not deposits or obligations of, or guaranteed or endorsed by, any bank, the Federal Deposit Insurance Corporation, the Federal Reserve Board or any government agency.

Beta is a measure of the fund's market related risk. The higher the Beta the more the fund's price is expected to change in response to a given change in price.

†The S&P is an unmanaged index of common stocks that's generally considered representative of the U.S. Market. The performance on any index is not indicative of the performance of any particular investment. Keep in mind that indices do not take into account any fees and expenses of the individual investments that they track.

For more complete information on this Fund, including charges and expenses, call your financial advisor for a free prospectus or visit our website at www.thornburg.com. Please read it carefully before you invest or send money.